

January 31, 2011

<u>Via Mail and Facsimile 011-49-89-636-52-000</u>

Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

     Re: Siemens Aktiengesellschaft
              Form 20-F for the Fiscal Year Ended September 30, 2009
              Filed December 2, 2010
              File No. 001-15174

Dear Mr. Kaeser:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.
   .

Form 20-F for the Fiscal Year Ended September 30, 2010

Information on the Company, page 12
Overview

1.   We note your disclosure on page 13 regarding the fact that you will not enter into new contracts with customers in Iran other than for limited outlined exceptions. We note from an April 2010 news article that you signed a contract with Lordegan Petrochemical Company of Iran to manufacture equipment for its petrochemical complex. Please tell us how this contract falls within the exceptions outlined in your disclosure.

2.   We are aware of various 2010 news articles reporting that your equipment, including computer controllers, is used in Iranian electricity plants, the Iranian nuclear power plant near Bushehr, and/or other Iranian nuclear enrichment facilities. Please clarify for us whether this equipment is part of the installed base for which you may supply replacement parts and maintenance or other services under the policy regarding contracts with Iran you describe on page 13.

3.   Please provide us with an update on your business activities in Iran, Syria, Sudan and Cuba since your letters to us dated March 30, 2010, May 18, 2010 and July 18, 2010. In this respect, we note the contract we referenced in comment 1; an August 2010 news article reporting that Siemens Czech Republic will supply a high voltage substation to the city of Banias, Syria, and the substation will start operation in the company Banias Refinery; and an October 2010 news article which states that several companies including Nokia Siemens Networks, your joint venture with Nokia Corporation, would attend a conference in Southern Sudan to collaborate and discuss business models and services aimed at improving the reach, quality and capacity of connectivity in Southern Sudan.

4.   Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last fiscal year and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. In this regard, we note a July 2010 news article reporting that you lost a $300M rail car deal in

Los Angeles because Jewish American activists had raised awareness about your dealings with Iran and its mullahs.

Item 5. Operating and Financial Review and Prospects, page 49

5.   We note on page 120 and throughout the filing that you present forward-looking non-GAAP measures such as ROCE (adjusted). On page 103 you present free cash flow. Please tell us why you did not include a reconciliation of these non-GAAP financial measures with the corresponding GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Item 18. Financial Statements, page F-1

-Consolidated Statements of Income, page F-5

6.   Since you classified expenses by function in your consolidated income statement, please explain to us how you considered the additional disclosures required under paragraphs 104-105 of IAS 1.

Note 2. Summary of Significant Accounting Policies, page F-12

-Hyperinflationary Accounting, page F-13

7.   We note your accounting policies associated with hyperinflationary accounting. Please address the following comments:

- Please provide to us the foreign subsidiaries where the functional currency is the currency of a hyperinflationary economy.
- Please tell us how you considered the disclosures in paragraph 39 of IAS 29.
- With a view towards disclosure, please tell us the impact of accounting for your foreign subsidiaries' financial statements where the functional currency is the currency of a hyperinflationary economy.

Note 8. Income (Loss) from Investments Accounted for Using the Equity Method, Net, page F-29

8.   We note from page III-1 of Exhibit 19 that you intend to file separate financial statements related to your investment in Nokia Siemens Network B.V. (NSN) required by Rule 3-09 as an amendment to your Form 20-F on or before June 30, 2011. Please tell us the audited and unaudited periods you plan to include in the amendment to your Form 20-F.

9.   We note that you recorded your share of NSN's fiscal 2010 loss of €(533). Please tell us whether there was any indication that this investment may be impaired during 2010 and

whether you performed a test for impairment related to this investment. Please tell us the carrying amount of this investment as of September 30, 2010.

Note 12. Trade and other receivables, page F-36

10.   Please tell us why the valuation allowance recorded in the income statement in 2010 declined from prior years. We note that receivables and write offs increased in 2010.

Note 16. Goodwill, page F-39

11.   We note that you recognized €1.1 billion of goodwill impairment related to the Diagnostics Division within the Healthcare Sector as of September 30, 2010. With a view towards enhanced disclosure, please tell us the nature, amount, and timing of the impairment losses that you recognized related to your Diagnostic Divisions within the Healthcare Sector. Please explain in more detail the delays in technology and product related development activities along with increasing competition that you have experienced in the Diagnostics Division and when you started experiencing these delays and increasing competition.

Note 19. Investments Accounted for Using the Equity Method, page F-44

12.   Reference is made to footnote (1). We note that you own 50.05% of BWI Informationstechnik GmbH and that you do not control this entity due to significant participating rights of two other shareholders. Please explain to us in more detail why you do not control this entity considering your ownership percentage of 50.05% and that you are ultimately accounting for this investment on an equity method basis. Refer to the guidance in IAS 27, IAS 28, and IAS 31.

Note 28. Additional Capital Disclosures, page F-69

13.   We note on page F-70 that you disclose "adjusted EBITDA from continuing operations" as part of providing quantitative data about how you manage your capital pursuant to paragraphs 135(a)-(b) of IAS 1. Please explain to us how you considered providing a reconciliation of "adjusted EBITDA from continuing operations" to the most directly comparable IFRS financial measure.

Note 37. Segment Information, page F-13

14.   We note that on pages 96-97 that you present "adjusted EBITDA (continuing operations)" by segment for fiscal 2008-2010. However, we note on pages F-10 through F-11 that you present your operating segment measures and it does not include "adjusted EBITDA (continuing operations)" by segment. Please tell us how you considered paragraphs 25-27 of IFRS 8 in determining your presentations.

Mr. Joe Kaeser
Siemens Aktiengesellschaft
January 31, 2011
Page 5

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Staff Attorney, at (202) 551- 3635, or Geoffrey Kruzcek, Reviewing Attorney, at (202) 551- 3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant